FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF - AGM 2019 results	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following

RELEVANT INFORMATION

The Annual General Shareholders’ Meeting of Telefónica held at second call today, June 7, 2019, with the attendance, present or represented, of shareholders holding shares representing 54.65% of the share capital of the Company, has approved, by a large majority, all the resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting.

The full text of these resolutions is attached to this report.

Madrid, June 7, 2019

ORDINARY GENERAL SHAREHOLDERS’ MEETING OF TELEFÓNICA S.A. - 2019 - PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING June 6/7, 2019

Telefónica, S.A. Proposal regarding Item I on the Agenda: Individual and consolidated Annual Accounts, consolidated non-financial information and management of the Board of Directors of Telefónica, S.A. during fiscal year 2018. I.1 Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2018. To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year ended on December 31, 2018, as finalized by the Board of Directors at its meeting of February 20, 2019. In the Individual Annual Accounts, the Balance Sheet as of December 31, 2018 discloses assets, liabilities and shareholders’ equity in the amount of 85,844 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 3,014 million euros. In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2018 discloses assets, liabilities, and shareholders’ equity in the amount of 114,047 million euros each, and the Income Statement as of the end of the fiscal year shows a profit attributable to the shareholders of the controlling Company in the amount of 3,331 million euros. I.2 Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2018 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. To approve the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2018 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. I.3 Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2018. To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2018. * * * ORDINARY GENERAL SHAREHOLDERS’ MEETING 2019 2 of 6

Telefónica, S.A. Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2018. To approve the following Proposed Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2018: To allocate the profits posted by Telefónica, S.A. in fiscal year 2018, in the amount of 3,014,110,852.19 euros, to Voluntary Reserves. * * * ORDINARY GENERAL SHAREHOLDERS’ MEETING 2019 3 of 6

Telefónica, S.A. Proposal regarding Item III on the Agenda: Shareholder compensation. Distribution of dividends with a charge to unrestricted reserves. To approve a distribution of cash dividends with a charge to unrestricted reserves through the payment during 2019 of the fixed amount of 0.40 euro, payable in two tranches, to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution on the following dates of payment: - The first payment of 0.20 euro in cash per share will be made on June 20, 2019 through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR). - The second payment of 0.20 euro in cash per share will be made on December 19, 2019, through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR). * * * ORDINARY GENERAL SHAREHOLDERS’ MEETING 2019 4 of 6

Telefónica, S.A. Proposal regarding Item IV on the Agenda: Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting. To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group. * * * ORDINARY GENERAL SHAREHOLDERS’ MEETING 2019 5 of 6

Telefónica, S.A. Proposal regarding Item V on the Agenda: Consultative vote on the 2018 Annual Report on Directors’ Remuneration. To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2018. It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting. * * * ORDINARY GENERAL SHAREHOLDERS’ MEETING 2019 6 of 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 7, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors